UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PETROBRAS ANNOUNCES OFFERING OF U.S. DOLLAR-DENOMINATED GLOBAL NOTES AND COMMENCEMENT OF CASH TENDER OFFERS

RIO DE JANEIRO, BRAZIL – October 13, 2020 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) announces that its wholly-owned subsidiary, Petrobras Global Finance B.V. (“PGF”), has commenced (i) an offering of additional notes of its 5.600% Global Notes due 2031 (CUSIP No. 71647NBH1/ ISIN No. US71647NBH17) (the “New Notes”), subject to market and other conditions (the “New Notes Offering”), and (ii) cash tender offers to purchase any and all of certain of its outstanding U.S. dollar- and Euro-denominated notes (the “Tender Notes” and such offers, the “Tender Offers”).

New Notes Offering

The New Notes will be unsecured obligations of PGF and will be fully and unconditionally guaranteed by Petrobras. PGF intends to use the net proceeds from the sale of the New Notes to purchase Tender Notes that PGF accepts for purchase in the Tender Offers, and to use any remaining net proceeds for general corporate purposes.

Tender Offers

The Tender Offers are being made pursuant to the terms and conditions set forth in the offer to purchase, dated October 13, 2020 (the “Offer to Purchase” and, together with the accompanying notice of guaranteed delivery, the “Offer Documents”).

The following table sets forth the series of Tender Notes subject to the Tender Offers, the consideration payable (the “Consideration”) for Tender Notes accepted for purchase in the Tender Offers and the acceptance priority level (the “Acceptance Priority Level”) in connection with the Maximum Consideration Condition (as defined below):

Title of Security	CUSIP/ISIN	Acceptance Priority Level	Principal Amount Outstanding(1)	Consideration(2)
4.375% Global Notes Due May 2023	71647N AF6 / US71647NAF69	1	US$ 1,088,508,000	US$ 1,074.50
4.250% Global Notes Due October 2023	– / XS0835890350	2	€ 333,583,000	€ 1,102.50
6.250% Global Notes Due March 2024	71647NAM1 / US71647NAM11	3	US$ 970,703,000	US$ 1,137.00
4.750% Global Notes Due January 2025	– / XS0982711714	4	€ 540,971,000	€ 1,132.00
5.299% Global Notes Due January 2025	71647N AT6, 71647N AV1, N6945A AJ6 / US71647NAT63, US71647NAV10, USN6945AAJ62	5	US$ 1,227,647,000	US$ 1,123.50
8.750% Global Notes Due May 2026	71647N AQ2 / US71647NAQ25	6	US$ 1,518,936,000	US$ 1,286.25
7.375% Global Notes Due January 2027	71647N AS8 / US71647NAS80	7	US$ 2,267,504,000	US$ 1,214.00
5.999% Global Notes Due January 2028	71647NAW9, N6945AAK3, 71647NAY5 / US71647NAW92, USN6945AAK36, US71647NAY58	8	US$ 2,767,898,000	US$ 1,141.75
5.750% Global Notes Due February 2029	71647N AZ2 / US71647NAZ24	9	US$ 1,329,462,000	US$ 1,136.25
5.093% Global Notes Due January 2030	71647N BE8, 71647N BF5, N6945A AL1 / US71647NBE85, US71647NBF50, USN6945AAL19	10	US$ 4,115,281,000	US$ 1,086.50

(1)	Including Notes held by Petrobras or its affiliates.

(2)	Per US$1,000 or €1,000, as applicable, principal amount of Tender Notes. In addition, PGF will pay accrued and unpaid interest as described below.

The Tender Offers will expire at 5:00 p.m., New York City time, on October 19, 2020, unless extended with respect to a Tender Offer (such date and time, as the same may be extended with respect to a Tender Offer, the “Expiration Date”). Tender Notes validly tendered may be withdrawn at any time prior to 5:00 p.m., New York City time, on October 19, 2020, unless extended with respect to a Tender Offer, but not thereafter. The settlement date of the Tender Offers will occur promptly following the Expiration Date, expected to be no later than three business days following the Expiration Date, which is expected to be October 22, 2020 (the “Settlement Date”).

Holders of Tender Notes who (1) validly tender and do not validly withdraw their Tender Notes on or prior to the Expiration Date or (2) deliver a properly completed and duly executed notice of guaranteed delivery and other required documents pursuant to the guaranteed delivery procedures described in the Offer to Purchase on or prior to the Expiration Date, and deliver their Tender Notes on or prior to 5:00 p.m., New York City time, on the second business day after the Expiration Date, which is expected to be October 21, 2020 (the “Guaranteed Delivery Date”), will be eligible to receive the applicable Consideration indicated in the table above, as well as accrued and unpaid interest from, and including, the last interest payment date for the Tender Notes to, but not including, the Settlement Date (the “Accrued Interest”).

The Tender Offers are not contingent upon the tender of any minimum principal amount of Tender Notes. The consummation of a Tender Offer is not conditioned on the consummation of the other Tender Offers. Each Tender Offer is independent of the other Tender Offers, and PGF may withdraw or modify any Tender Offer without withdrawing or modifying other Tender Offers.

PGF will not be obligated to (i) accept for purchase any validly tendered Tender Notes or (ii) pay any cash amounts or complete the Tender Offers, unless certain conditions are satisfied or waived prior to the Expiration Date, including:

-	customary conditions such as that PGF will not be obligated to consummate the Tender Offers upon the occurrence of an event or events that would or might reasonably be expected to prohibit, restrict or delay the consummation of the Tender Offers or materially impair the contemplated benefits to PGF of the Tender Offers, and

-	the entry by PGF prior to the Expiration Date into an underwriting agreement, on terms and conditions reasonably satisfactory to PGF, for the New Notes Offering yielding net proceeds to PGF sufficient to fund, in addition to available cash, the Maximum Consideration (as defined below) and Accrued Interest due to holders of Tender Notes tendered in the Tender Offers.

PGF will not be obligated to (i) accept for purchase any validly tendered Notes or (ii) pay any cash amounts or complete the Tender Offers, unless the New Notes Offering successfully closes and PGF receives the net proceeds therefrom on or prior to the Settlement Date.

PGF’s obligation to accept for purchase, and to pay the applicable Consideration for a particular series of Tender Notes validly tendered pursuant to the Tender Offers is also subject to, and conditioned upon, the aggregate Consideration for the Tender Offers, excluding Accrued Interest with respect to each series (the “Aggregate Consideration”), not exceeding US$2.0 billion (the “Maximum Consideration”), and on the Maximum Consideration being sufficient to pay the Aggregate Consideration for all Tender Notes of such series (after paying the Aggregate Consideration for all validly tendered Tender Notes that have a higher Acceptance Priority Level) (the “Maximum Consideration Condition”).

If the Maximum Consideration Condition is not satisfied with respect to each series of Tender Notes for (i) a series of Tender Notes (the “First Non-Covered Tender Notes”) for which the Maximum Consideration is less than the sum of (x) the aggregate Consideration for all validly tendered First Non-Covered Tender Notes and (y) the Aggregate Consideration for all validly tendered Tender Notes of all series, having a higher Acceptance Priority Level (with 1 being the highest Acceptance Priority Level and 10 being the lowest Acceptance Priority Level) than the First Non-Covered Tender Notes, and (ii) all series of Tender Notes with an Acceptance Priority Level lower than the First Non-Covered Tender Notes (together with the First Non-Covered Tender Notes, the “Non-Covered Tender Notes”), then PGF may, at any time at or prior to the Expiration Date:

(a)	terminate a Tender Offer with respect to one or more series of Non-Covered Tender Notes for which the Maximum Consideration Condition has not been satisfied and promptly return all validly tendered Tender Notes of such series, and of any series of Non-Covered Tender Notes to the respective tendering holders; or

(b)	waive the Maximum Consideration Condition with respect to one or more series of Non-Covered Tender Notes and accept all Tender Notes of such series, and of any series of Tender Notes having a higher Acceptance Priority Level, validly tendered; or

(c)	if there is any series of Non-Covered Tender Notes for which:

1.	the Aggregate Consideration necessary to purchase all validly tendered Tender Notes of such series, plus

2.	the Aggregate Consideration necessary to purchase all validly tendered Tender Notes of all series having a higher Acceptance Priority Level than such series of Tender Notes, other than any Non-Covered Tender Notes, are equal to, or less than, the Maximum Consideration, accept all validly tendered Tender Notes of all series having a lower Acceptance Priority Level, until there is no series of Tender Notes with a higher or lower Acceptance Priority Level to be considered for purchase for which the conditions set forth above are met.

It is possible that a series of Tender Notes with a particular Acceptance Priority Level will fail to meet the conditions set forth above and therefore will not be accepted for purchase even if one or more series with a higher or lower Acceptance Priority Level is accepted for purchase. If any series of Tender Notes is accepted for purchase under the Tender Offers, all Tender Notes of that series that are validly tendered will be accepted for purchase.

For purposes of determining whether the Maximum Consideration Condition is satisfied, we will assume that all Tender Notes tendered pursuant to the Guaranteed Delivery Procedures will be duly delivered at or prior to the Guaranteed Delivery Date and we will not subsequently adjust the acceptance of the Tender Notes in accordance with the Acceptance Priority Levels if any such Tender Notes are not so delivered. In determining the Maximum Consideration available for purchases pursuant to the Tender Offers, the aggregate U.S. dollar-equivalent principal amount of Tender Notes denominated in Euro tendered and accepted in the Tender Offers shall be calculated at the applicable exchange rate, as of 2:00 p.m., New York City time, on the Expiration Date, as reported on Bloomberg screen page “FXIP” under the heading “FX Rate vs. USD,” (or, if such screen is unavailable, a generally recognized source for currency quotations selected by the Dealer Managers (as defined below) with quotes as of a time as close as reasonably possible to the aforementioned).

PGF may, in its sole discretion, waive any one or more of the conditions at any time.

If PGF terminates any Tender Offer with respect to one or more series of Tender Notes, it will give written notice thereof to the Depositary (as defined below) and will make a public announcement thereof as promptly as practicable and all Tender Notes tendered pursuant to such terminated Tender Offer(s) and not accepted for payment will be returned promptly to the tendering holders thereof. With effect from such termination, any Tender Notes blocked at the relevant clearing system will be released. If the Maximum Consideration Condition is not satisfied with respect to a series of Notes, elections to the guaranteed delivery procedures will be promptly rejected with respect to such series.

# # #

PGF has engaged BofA Securities, Inc., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., Itau BBA USA Securities, Inc., J.P. Morgan Securities LLC, Santander Investment Securities Inc., and Scotia Capital (USA) Inc. to act as joint bookrunners with respect to the New Notes Offering and as dealer managers with respect to the Tender Offers (the “Dealer Managers”). Global Bondholder Services Corporation is acting as the depositary and information agent (the “Depositary”) for the Tender Offers.

This announcement is for informational purposes only, and does not constitute an offer to purchase or sell or a solicitation of an offer to sell or purchase any securities.

There shall be no offer or sale of the New Notes in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. PGF and Petrobras have filed a registration statement, including a prospectus with the U.S. Securities and Exchange Commission (“SEC”). Before you invest, you should read the prospectus and preliminary prospectus supplement and other documents PGF and Petrobras have filed with the SEC for more complete information about the companies, the New Notes Offering and the New Notes. When available, you may access these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the prospectus and preliminary prospectus supplement may be obtained by contacting BofA Securities, Inc. collect at or toll-free (U.S. only) at 1-800-294-1322, Deutsche Bank Securities Inc. collect at +1 (212) 250-2955 or toll free (U.S. only) +1 (866) 627-0391, HSBC Securities (USA) Inc. collect at +1 (866) 811-8049, Itau BBA USA Securities, Inc. collect at +1 (212) 710-6749 or toll-free (U.S. only) at +1 (888) 770-4828, J.P. Morgan Securities LLC collect at +1 (212) 834-4533 or toll-free (U.S. only) at +1 (866) 846-2874, Santander Investment Securities Inc. collect at +1 (855) 403-3636 and Scotia Capital (USA) Inc. toll-free (U.S. only) at +1 (800) 372-3930..

The Tender Offers are not being made to holders of Tender Notes in any jurisdiction in which PGF is aware that the making of the Tender Offers would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Tender Offers to be made by a licensed broker or dealer, the Tender Offers will be deemed to be made on PGF’s behalf by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. Any questions or requests for assistance regarding the Tender Offers may be directed to BofA Securities, Inc. collect at +1 (646) 855-8988 or toll free at +1(888)-292-0070, Deutsche Bank Securities Inc. collect at or toll free (U.S. only) +1 (800) 503-4611, HSBC Securities (USA) Inc. collect at +1 (866) 811-8049, Itau BBA USA Securities, Inc. collect at +1 (212) 710-6749 or toll-free (U.S. only) at +1 (888) 770-4828, J.P. Morgan Securities LLC collect at +1 (212) 834-4533 or toll-free (U.S. only) at +1 (866) 846-2874, Santander Investment Securities Inc. collect at +1 (855) 403-3636 and Scotia Capital (USA) Inc. toll-free (U.S. only) at +1 (800) 372-3930. Requests for additional copies of the Offer Documents may be directed to Global Bondholder Services Corporation at +1 (866) 470-3800 (toll-free) or +1 (212) 430-3774. The Offer Documents can be accessed at the following link: http://www.gbsc-usa.com/Petrobras/.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold Tender Notes as to when such intermediary would need to receive instructions from such holder in order for that holder to be able to participate in, or withdraw their instruction to participate in, a Tender Offer, before the deadlines specified herein and in the Offer Documents. The deadlines set by any such intermediary and the relevant clearing systems for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer Documents.

The Tender Offers are being made solely pursuant to the Offer Documents. The Offer Documents have not been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer Documents or any other documents related to the Tender Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The communication of this announcement and any other documents or materials relating to the New Notes Offering and the Tender Offers is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. This announcement and any other documents related to the New Notes Offering and the Tender Offers are for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order, (iii) are outside the United Kingdom, (iv) are members or creditors of certain bodies corporate as defined by or within Article 43(2) of the Order, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This announcement and any other documents related to the New Notes Offering and the Tender Offers are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this process release and any other documents related to the New Notes Offering and the Tender Offers are available only to relevant persons and will be engaged in only with relevant persons.

Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

By:	/s/ Guilherme Rajime T. Saraiva
Name: Guilherme Rajime T. Saraiva
Title: Attorney in Fact

Date: October 13, 2020